EFT Holdings, Inc.

Suite 300

17800 Castleton Street

City of Industry, CA 91748

August 16, 2012

Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EFT Holdings, Inc.
Item 4.01 Form 8-K
Filed August 7, 2012
File No. 000-53730

Dear Ms. Thompson,

On behalf of EFT Holdings, Inc. (“EFT” or the “Company”), I hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) set forth in the Staff’s letter dated August 9, 2012 with respect to the Item 4.01 Form 8-K filed with the SEC on August 7, 2012 (the “Form 8-K”).

The Company hereby confirms that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 8-K Filed August 7, 2012

1.	You state that the reports of Child, Van Wagoner & Bradshaw, PLLC (“CVB”) on your consolidated financial statements for the years ended March 31, 2012 and 2011 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principle; however, you have not yet filed your March 31, 2012 Form 10-K and auditors have not issued an opinion on your financial statements for the year ended March 31, 2012. We also note that the CVB opinion for the years ended March 31, 2011 and 2010 contains an explanatory paragraph regarding the restatement of the 2010 and 2009 financial statements. Please amend your Form 8-K to correctly identify the fiscal years on which CVB has opined, disclose that the audit opinion has an explanatory paragraph regarding the restatement of the 2010 and 2009 consolidated financial statements, and disclose that the March 31, 2012 Form 10-K has not yet been filed. Please also have CVB revise its Exhibit 16.1 letter to correctly state the two most recent fiscal years on which it has opined.

EFT’s Response

The Company notes the Staff’s comment and has revised the disclosure in the Form 8-K accordingly. Please note that the Company’s Annual Report on Form 10-K for the year ended March 31, 2012 was filed with the SEC on August 14, 2012, and contains the audit opinion of Child, Van Wagoner & Bradshaw, PLLC on the Company’s consolidated financial statements for the years ended March 31, 2012 and 2011.

Please contact me at (626) 581-3335 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

EFT Holdings, Inc.

By:	/s/ William E. Slus
William E. Sluss
Chief Financial and Accounting Officer

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EFT HOLDINGS, INC. - RESPONSE LETTER - AUGUST 16, 2012